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SEC Mail Processing Section

MAR 02 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andes Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 W. Wacker Drive; Suite 1804
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Spears (312) 376-4505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm, LLC
(Name – *if individual, state last, first, middle name*)

1415 East State Street; Suite 608	Rockford	IL	61104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andes Capital Group, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
HEATHER A INGENALDSON
Notary Public - State of Illinois
My Commission Expires Feb 23, 2017

Signature

President/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. **(Statement of Cash Flows)**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Andes Capital Group, LLC

Annual Audit Report
For the Year Ended
December 31, 2016

Andes Capital Group, LLC
Table of Contents

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

To the Members of
Andes Capital Group, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Andes Capital Group, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Andes Capital Group, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andes Capital Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 11 through 14 has been subjected to audit procedures performed in conjunction with the audit of Andes Capital Group, LLC's financial statements. The supplemental information is the responsibility of Andes Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Andes Capital Group, LLC
Statement of Financial Condition
December 31, 2016

ASSETS		2016
CURRENT ASSETS:		
Cash and cash equivalents	$	129,496
Commission receivable		69,930
Deposit due from broker		50,000
Security deposit		3,437
Total current assets		252,863
PROPERTY AND EQUIPMENT:		
Equipment		18,600
Furniture and fixtures		31,240
Total property and equipment		49,840
Less: Accumulated depreciation		(44,286)
Net property and equipment		5,554
TOTAL ASSETS	$	258,417
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$	6,967
Total current liabilities		6,967
MEMBERS' EQUITY		251,450
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	258,417

The accompanying notes are an integral part of the financial statements.

Andes Capital Group, LLC
Statement of Income
For the Year Ended December 31, 2016

	2016
Revenues;	
Commissions and fee income	$ 472,795
Operating expenses:	
Outside services	160,024
Other cost of sales	75,640
Advertising	105
Bank charges	1,460
Conferences and meetings	1,147
Contributions	11,756
Depreciation	1,081
Dues and subscriptions	20,143
Guaranteed payments to partners	34,536
Insurance	2,833
Licenses and permits	669
Entertainment/promotion	29,145
Office expense	9,487
Professional fees	84,400
Rent	25,305
Telephone	7,470
Travel	41,554
Total operating expenses	506,755
Operating loss	(33,960)
Other expense;	
Interest expense	(760)
Total other expense	(760)
Net loss	$ (34,720)

The accompanying notes are an integral part of the financial statements.

Andes Capital Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

		2016
Members' equity, beginning	$	286,170
Net income		(34,720)
Members' equity, ending	$	251,450

The accompanying notes are an integral part of the financial statements.

Andes Capital Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

	2016
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (34,720)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation	1,081
(Increase) decrease in:	
Commissions receivable	(15,826)
Security deposit	(1,037)
Increase (decrease) in:	
Accounts payable	3,091
Net cash used for operating activities	(47,411)
NET DECREASE IN CASH	(47,411)
CASH AND CASH EQUIVALENTS, beginning of year	176,907
CASH AND CASH EQUIVALENTS, end of year	$ 129,496
SUPPLEMENTAL DISCLOSURE;	
Interest expense	$ 760

The accompanying notes are an integral part of the financial statements.

Andes Capital Group, LLC
Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations
Andes Capital Group, LLC (Company) is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and he Financial Industry Regulatory Authority (FINRA). It provides a range of services to a diversified institutional client base. Services include: origination, underwriting, distribution and trading of municipal bonds; sales, trading and underwriting of taxable fixed income and private placements.

Financial Statement Presentation
The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Receivable from Clearing Broker
Management believes that, based on industry practice and collection history, the balance receivable from its clearing broker at December 31. 2016, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded (See note 6).

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Income Taxes
Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore, there is not income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their respective individual income tax returns. Accordingly, no provision is make for income taxes in the financial statements.

The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The

Note 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes (Continue)

Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2016.

Revenue Recognition

Revenue represent succession for transactions and net fees charged to customers on a transaction. Reimbursable expenses are costs incurred in providing services to the customers of the Company.

Note 2 – Members' Equity

The Company is governed by the terms and conditions of the Limited Liability Company Agreement (The Agreement) dated March 17, 2014. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved only upon any of the following events: (i) Upon the written action of Members holding not less than 66-2/3% of all outstanding Units, (ii) upon the issuance of a final and non-appealable judicial decree of dissolution; (iii) upon a sale consisting of a sale or other disposition of all or substantially all of the assets of the Company.

Members – The Company is composed of four members with no class distinction.

Note 3 – Fair Value Financial Instrument

The Company's financial instruments are cash and cash equivalents, unbilled services and accounts pay able for which recorded values approximate fair values based on their short-term nature.

Note 4 – Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $100,000 at December 31, 2016, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2016, the Company had net capital of $241,682, which was $141,682 in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was 0.03 to 1 at December 31, 2016.

Note 5 – Operating Lease

On August 28, 2014, the Company entered into a lease agreement for its operating facility under a month-to-month lease. The lease requires monthly lease payment of $1,250. At December 31, 2016, rent expense for this lease totaled $15,000.

Additionally, the Company rented a branch office on a month-to-month basis. Rent for the branch office totaled $10,305, and the Company's total rent expense was $25,305 for the year ended December 31, 2016.

Andes Capital Group, LLC
Notes to Financial Statements (Continued)

Note 6 – Clearing Agreement

The Company is an introducing broker, and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2016 had no amounts or securities due to clearing brokers from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, it maintains with its clearing broker a money market account to be used as a security deposit. The amount of cash on deposit with the security broker was $50,000 at December 31, 2016.

Receivables from the clearing broker arise in the ordinary course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

Note 7 – Commitments and Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

Note 8 – Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs for the year ended December 31, 2016, was $105.

Note 9 – Major Customers

Revenues from institutional clients in excess of 10 percent of total revenues and reimbursable expenses income are as follows:

Customer 1: $314,679
Customer 2: $ 51,124

Note 10 – Subsequent Events

The Company's management has evaluated subsequent events through February 8, 2017, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Schedule I

Andes Capital Group, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

COMPUTATION OF NET CAPITAL	**2016**
Total members' equity qualified for net capital	$ 251,450
Less non-allowable assets:	
Commissions receivable	777
Security deposit	3,437
Fixed assets	5,554
NET CAPITAL	$ 241,682
Net capital requirement	100,000
EXCESS NET CAPITAL	$ 141,682
NET CAPITAL LESS 120% OF MINIMUM STATUTORY REQUIREMENT	$ 121,682

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Aggregate indebtedness	$ 6,967
Ratio: Aggregate indebtedness to net capital	0.03 to 1

Schedule II

Andes Capital Group, LLC
Reconciliation with Computation Included in Part II of Form X-17A-5
December 31, 2016

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 172,529
Audit Adjustments:	
Increase in members' equity from Statement of Financial Condition	5,555
Increase for fixed assets	(5,554)
Decrease in non-allowable receivable	69,152
Total adjustments	69,153
Net Capital as currently reported on Schedule I	$ 241,682

Schedule III

Andes Capital Group, LLC
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Schedule IV

Andes Capital Group, LLC
Information Relating to the Possession or Control Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities to RBC Correspondent Services, and other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BEGGIN TIPP LAMM LLC
CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

To the Members of
Andes Capital Group, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Andes Capital Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Andes Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) Andes Capital Group, LLC stated that Andes Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Andes Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Andes Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Andes Capital Group, LLC
205 W. Wacker Drive; Suite 1804
Chicago, Illinois 60606

Andes Capital Group, LLC's Exemption Report
Required by Rule 17A-5 of the Securities and Exchange Commission

Andes Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Andes Capital Group, LLC

I, Curtis Spears, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Title: President/CEO

February 8, 2017

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountant's Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Andes Capital Group, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Andes Capital Group, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Andes Capital Group, LLC's compliance with the applicable instructions of Form SIPC-7. Andes Capital Group, LLC's management is responsible for Andes Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement in the general ledger and to copies of disbursed checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 to Form X-17A-5 and Andes Capital Group, LLC's Statement of Operations, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Beggin Tipp Lamm LLC

Rockford, Illinois
February 8, 2017

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601